

January 11, 2017

<u>Via E-mail</u>
Timothy R. Oakes
Chief Financial Officer
Edgewater Technology, Inc.
200 Harvard Mill Square, Suite 210
Wakefield, Massachusetts 01880

> **Re:** **Edgewater Technology, Inc.**
> **Definitive Additional Soliciting Material**
> **Filed January 10, 2017**
> **File No. 000-20971**

Dear Mr. Oakes:

We have reviewed your filing and have the following comment.

<u>Investor Presentation</u>

1. Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for the following disclosure: "Ancora['s] … nominees fundamentally lack credibility."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

> Sincerely,
>
> /s/ Tiffany Piland Posil
>
> Tiffany Piland Posil
> Special Counsel
> Office of Mergers and Acquisitions